SCHEDULE 13D

                       (Rule 13d-101)

 Information to be Included in Statements Filed Pursuant to
                      Rule 13d-1(a) and
     Amendments Thereto Filed Pursuant to Rule 13d-2(a)

             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

          Under the Securities Exchange Act of 1934
                     (Amendment No. 7)*

                    QUALITY DINING, INC.
____________________________________________________________


                      (Name of Issuer)
                 COMMON STOCK, NO PAR VALUE
____________________________________________________________

               (Title of Class of Securities)

                         74756P 10 5
____________________________________________________________


                       (CUSIP Number)

                    DANIEL B. FITZPATRICK
                    QUALITY DINING, INC.
                  4220 EDISON LAKES PARKWAY
                  MISHAWAKA, INDIANA 46545
                  TELEPHONE: (574) 271-4600
                   FACSIMILE: (574) 243-4393
____________________________________________________________

        (Name, address and telephone number of person authorized to receive notices and communications)


                      June 25, 20031 **
____________________________________________________________

   (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

**   Mr. Fitzpatrick is filing this Schedule 13D on a
voluntary basis. No transaction in the shares of common stock of the Company has been effected to trigger this filing.

1    The remainder of this cover page shall be filled out
for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 13D

CUSIP No.  74756P 10 5

     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Daniel B. Fitzpatrick
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                  (a)  [   ]
                                                  (b)  [   ]
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS **
                    PF
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[  ]
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
____________________________________________________________


NUMBER OF      (7)  SOLE VOTING POWER        2,647,759*
SHARES
               __________________________________________

BENEFICIALLY        (8)  SHARED VOTING POWER           -0-

   _______________________________________________________

OWNED BY       (9)  SOLE DISPOSITIVE POWER        2,647,759*
EACH
____________________________________________________________

REPORTING      (10) SHARED DISPOSITIVE POWER           -0-
PERSON WITH
____________________________________________________________

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON

                              2,647,759*
____________________________________________________________

     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **   [ ]
____________________________________________________________

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         22.8%
____________________________________________________________

     (14) TYPE OF REPORTING PERSON
                         IN
____________________________________________________________


*  Includes presently exercisable stock options to purchase
23,200 shares.
                   INTRODUCTORY STATEMENT

     This Statement constitutes Amendment No. 7 to the
Schedule 13D, filed on June 6, 2000, and amended by Amendment No. 1 to Schedule 13D, filed on August 10, 2000, Amendment No. 2 to Schedule 13D, filed on November 7, 2000, Amendment No. 3 to Schedule 13D, filed on March 1, 2001, Amendment No. 4 to Schedule 13D, filed on May 16, 2001, Amendment No. 5 to Schedule 13D, filed on June 28, 2001 and Amendment No. 6 to Schedule 13D, filed on October 1, 2002 (collectively, the "Schedule 13D"), by Daniel B. Fitzpatrick, Chairman, President and Chief Executive Officer of Quality Dining, Inc., an Indiana corporation (the "Company"), with respect to the common stock, no par value,
of the Company (the "Common Stock").    All capitalized
terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

     Other than as set forth herein, there has been no material change in the information set forth in Items 1 through 7 of the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

     Mr. Fitzpatrick is engaged in discussions with NBO, LLC ("NBO") that could lead to the purchase by Mr. Fitzpatrick of all 1,148,014 shares of Common Stock (representing approximately 9.9% of the shares of Common Stock currently outstanding) presently owned by NBO (the "NBO Shares") for approximately $3.7 million. In connection with the stock purchase transaction, it is expected that NBO and its principals would enter into a standstill arrangement for the benefit of the Company pursuant to which they would be precluded from purchasing additional shares of Common Stock or otherwise seeking to obtain or influence control of the Company for a period of 10 years. Mr. Fitzpatrick would pay the principals of NBO approximately $400,000 for entering into such arrangement. It is also contemplated that in connection with the standstill arrangement the parties would grant each other mutual releases. Upon consummation of the purchase of the shares, Mr. Fitzpatrick would own 3,795,773 shares, representing approximately 32.7% of the shares of Common Stock currently outstanding.

     At this time, no definitive agreement between Mr. Fitzpatrick and NBO concerning the final price for the NBO Shares has been reached and there can be no assurance that a definitive agreement will be reached or that such an agreement, if reached, will be consummated. The majority of the funds for the purchase of the NBO Shares would be obtained by Mr. Fitzpatrick through a loan from a commercial bank and the remaining amount would be from his personal funds. Mr. Fitzpatrick's purchase would be made through a single-purpose limited liability company of which he is the sole member.

     The Board of Directors of the Company has approved in advance Mr. Fitzpatrick's purchase of the NBO Shares for purposes of the Company's Shareholder Rights Plan and Indiana's Business Combination statute. In addition, the
Board of Directors amended the Company's By-Laws to opt out of Indiana's Control Share Acquisition statute.

     Except as indicated above, the information set forth in
Item 4 of the Schedule 13D remains unchanged.

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        June 25, 2003 (Date)
                                        -------------------------

                                        /s/  Daniel B Fitzpatrick
                                        --------------------------
                                             (Signature)


                                        Daniel B. Fitzpatrick
                                        ---------------------------
                                                (Name)